Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-000000) and related Prospectus of L Brands, Inc. for the registration of common stock, preferred stock, depositary shares, debt securities, warrants, purchase contracts and units and to the incorporation by reference therein of our report dated March 20, 2015 with respect to the consolidated financial statements of L Brands, Inc., and the effectiveness of internal control over financial reporting of L Brands, Inc., included in its Annual Report (Form 10-K) for the year ended January 31, 2015, filed with the Securities and Exchange Commission.

Columbus, Ohio

/s/ Ernst & Young

January 29, 2016